AdvisorShares Trust

EXHIBIT TO ITEM 77D

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective January 30, 2014, the principal investment strategies of the AdvisorShares Athena International Bear ETF were modified and are stated as follows:

PRINCIPAL INVESTMENT STRATEGIES
AthenaInvest Advisors, LLC (the "Sub-Advisor") seeks to achieve the Fund's investment objective by short selling a portfolio of U.S.-traded securities of non-U.S. organizations, most often American Depositary Receipts ("ADRs"). The Fund may also invest in long or short positions in foreign exchange-traded equity securities of foreign domiciled companies, exchange-traded funds ("ETFs") registered pursuant to the 1940 Act, exchange-traded notes ("ETNs"), and other exchange-traded products ("ETPs"). The Sub-Advisor may invest in the securities of issuers of any capitalization range.
On a day-to-day basis, for investment purposes and to cover its short positions, the Fund may hold U.S. government securities, short-term high quality fixed income securities, money market instruments, overnight and fixed-term repurchase agreements, cash and cash equivalents with maturities of one year or less, and ETFs that invest in these types of instruments.
Also, effective January 30, 2014, the principal investment strategies of the AdvisorShares Ranger Equity Bear ETF were modified and are stated as follows:

PRINCIPAL INVESTMENT STRATEGIES
Ranger Alternative Management, L.P. (the "Sub-Advisor") seeks to achieve the Fund's investment objective by short selling a portfolio of liquid mid- and large-cap U.S. exchange-traded equity securities, exchange-traded funds ("ETFs") registered pursuant to the 1940 Act, exchange-traded notes ("ETNs") and other exchange-traded products (collectively, "ETPs"). The Sub-Advisor implements a bottom-up, fundamental, research driven security selection process that seeks to identify securities with low earnings quality or aggressive accounting that may tend to mask operational deterioration and bolster the reported earnings per share over a short time period. In addition to these issues, the Sub-Advisor seeks to identify earnings driven events that may act as a catalyst to the price decline of a security, such as downwards earnings revisions or reduced forward earnings outlook. On a day-to-day basis, for investment purposes and to cover its short positions, the Fund may hold U.S. government securities, short-term high quality fixed income securities, money market instruments, overnight and fixed-term repurchase agreements, cash and cash equivalents with maturities of one year or less, and ETFs that invest in these types of instruments.

In addition to extensive quantitative analysis, careful consideration is given to qualitative analysis. The assessment of the management team, accounting practices, corporate governance and the company's competitive advantage are all key items. Once these quantitative and qualitative characteristics are thoroughly analyzed, the Sub-Advisor then determines if there is sufficient return to the stock price to warrant an investment. Once a position is included in the Fund's portfolio, it is subject to regular fundamental and technical risk management review. This continual review process seeks to identify problem positions early and enhances performance by removing them before they become significant issues for the portfolio.